EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

Subsidiaries - Direct/Wholly-owned	State of Incorporation

Appalachian Capital Trust I	Delaware

Appalachian Community Bank
Also doing business under the registered trade name “Gilmer County Bank”	Georgia

Subsidiaries - Indirect/wholly-owned by Appalachian Community Bank

Appalachian Information Management, Inc.	Georgia